EXHIBIT 12

Regions Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended March 31
	2011	2010
	(Amounts in millions)
Excluding Interest on Deposits

Income (loss) before income taxes	$57	$(357)
Fixed charges excluding preferred stock dividends and accretion	114	160

Income (loss) for computation excluding interest on deposits	171	(197)

Interest expense excluding interest on deposits	98	142
One-third of rent expense	16	18
Preferred stock dividends and accretion	52	59

Fixed charges including preferred stock dividends and accretion	166	219

Ratio of earnings to fixed charges, excluding interest on deposits	1.03x	(0.90	)x

Including Interest on Deposits

Income (loss) before income taxes	$57	$(357)
Fixed charges excluding preferred stock dividends and accretion	253	402

Income for computation including interest on deposits	310	45

Interest expense including interest on deposits	237	384
One-third of rent expense	16	18
Preferred stock dividends and accretion	52	59

Fixed charges including preferred stock dividends and accretion	305	461

Ratio of earnings to fixed charges, including interest on deposits	1.02x	0.10x